

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



04005841

January 12, 2004

Deanne M. Greco
Moss & Barnett
4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-12-2004

Re: Rural Cellular Corporation
Incoming letter dated December 19, 2003

Dear Ms. Greco:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Rural Cellular by GAMCO Investors, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Andrew Davalla
Assistant Counsel
GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580-1435

869561

MOSS & BARNETT
A Professional Association

DEANNE M. GRECO
612.347.0287
GrecoD@moss-barnett.com

4800 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4129
Telephone 612.347.0300
Facsimile 612.339.6686
www.moss-barnett.com

December 19, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Rural Cellular Corporation — Omission of Shareholder Proposal
Pursuant to Rule 14a-8(h)(3)
Our File No.: 24083.5022

Ladies and Gentlemen:

Rural Cellular Corporation, a Minnesota corporation ("RCC"), has received a letter from GAMCO Investors, Inc. ("GAMCO"), containing a proposal for inclusion in RCC's proxy materials for its 2004 Annual Meeting of Shareholders (the "2004 Proxy Materials"). A copy of GAMCO's letter, including attachments, is enclosed herewith. By copy of this letter, RCC is notifying GAMCO of its intention to omit GAMCO's proposal from the 2004 Proxy Materials pursuant to Rule 14a-8(h)(3), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because no authorized representative of GAMCO appeared and presented a previously submitted proposal at RCC's 2003 Annual Meeting of Shareholders without good cause. This letter constitutes RCC's statement of the reasons for which it deems this omission to be proper.

In accordance with Rule 14a-8(j), we are writing to request that the staff of the Division of Corporation Finance confirm that it concurs in our judgment that GAMCO's proposal may be omitted pursuant to Rule 14a-8(h)(3) or confirm that it will not recommend any enforcement action to the Commission if GAMCO's proposal is omitted.

1. The Proposal.

Gamco's proposal reads as follows:

> RESOLVED: *that the shareholders of Rural Cellular Corporation (the "Company") request the Board of Directors redeem the Preferred Share Purchase Rights issued pursuant to the Class A Share Rights Agreement, adopted on April 30, 1999 (as amended), unless the holders of a majority of the outstanding shares of Class A Common Stock approve the issuance at a meeting of the shareholders held as soon as practical.*

SUPPORTING STATEMENT

On April 30, 1999, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series A Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

2. Reason for Omission.

A proponent of a shareholder proposal is required by Rule 14a-8(h)(1) to attend the shareholder meeting to present the proposal or, alternatively, to send a representative who is qualified under state law to present the proposal on the proponent's behalf. The rule states that if the proponent (or its qualified representative) fails to appear and present the proposal, without good cause, the company will be permitted to exclude all of the proponent's proposals from its proxy materials for any meetings held in the following two calendar years.

GAMCO previously submitted a proposal to be considered by RCC's shareholders at RCC's May 15, 2003 annual meeting of shareholders, and the proposal was included as Item No. 4 in RCC's definitive proxy materials for the May 15, 2003 meeting (a copy of the pages of the proxy statement containing the proposal is enclosed herewith). No representative of GAMCO appeared at the May 15, 2003 meeting to present the proposal. Moreover, GAMCO has not communicated to RCC any reason that might constitute good cause for failure to appear or send a representative.

3. Conclusion.

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if GAMCO's proposal is omitted from the 2004 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of GAMCO's proposal, or should any additional information be desired in support of RCC's position, we would appreciate an opportunity to confer with the Staff concerning such matters.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter (including enclosures) and are sending a copy of this letter (including enclosures) to GAMCO. If you have any questions regarding any aspect of this request, please feel free to contact the undersigned at 612-347-0287.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. We appreciate your attention to this request.

Very truly yours,



Deanne M. Greco

DMG/dkb
642406/1
Enclosures

Cc: GAMCO Investors, Inc. (w/ enclosures)
Rural Cellular Corporation (w/o enclosures)

RURAL CELLULAR CORPORATION
3905 Dakota Street S.W.
Alexandria, Minnesota 56308

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 15, 2003

Please take notice that the annual meeting of the shareholders of Rural Cellular Corporation, a Minnesota corporation, will be held at the Holiday Inn of Alexandria, 5637 Hwy 29 South, Alexandria, Minnesota, at 10:00 a.m., Minnesota time. At the meeting, holders of RCC's common stock will consider and vote upon the following matters:

- the election of two Class III directors, each for a three-year term expiring in 2006;
- amendments to our Employee Stock Purchase Plan;
- the ratification of Deloitte & Touche LLP as our independent auditors; and
- a shareholder proposal related to our share rights plan.

In addition, the Class M preferred shareholders, voting separately as a group, will elect two directors, each for a term expiring in 2004.

The Board of Directors of RCC has fixed the close of business on March 19, 2003, as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting. The transfer books of RCC will not be closed.

You are urged to complete, date, sign, and return the accompanying proxy card in the enclosed, self-addressed envelope or to vote electronically via the Internet as described on the proxy card. In addition, please attend the annual meeting if you can do so.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ann K. Newhall

Ann K. Newhall
Secretary

Dated: April 7, 2003

ITEM NO. 4

CONSIDERATION OF SHAREHOLDER PROPOSAL RELATED TO RIGHTS PLAN

The following proposal and supporting statement were submitted on behalf of GAMCO Investors, Inc., One Corporate Center, Rye, N.Y. 10580-1435 for inclusion in this proxy statement and on the Company's form of proxy and for presentation at the annual meeting. GAMCO Investors, Inc. represented that, at the time of making the proposal, it was the beneficial owner of 1,164,611 shares of Class A Common Stock of the Company. GAMCO Investors, Inc. has indicated that it intends to appear in person or by proxy at the annual meeting to propose the resolution.

> "**RESOLVED**, that the shareholders of Rural Cellular Corporation (the "Company") hereby request that the Board of Directors redeem the Preferred Share Purchase Rights issued pursuant to the Shareholder Rights Plan adopted April 30, 1999 (as amended) unless a majority of the outstanding shares of Class A Common Stock approve the issuance by affirmative vote cast at a special meeting of the shareholders held as soon as practical following adoption of this proposal."

Proponent's Supporting Statement

On April 30, 1999, RCC adopted shareholder rights plans for its Class A Common Stock and Class B Common Stock. Generally, the shareholders may exercise the Rights only when a person or group acquires, or through exchange or tender offer attempts to acquire, a beneficial interest in 15% or more of the common stock of the Company. Shareholders—other than the person or group attempting to acquire 15%—may then exercise the Rights and receive stock at a fraction of its market value. The Company may redeem the Rights for $.001 per Right. These Rights represent a corporate anti-takeover device, commonly known as a "poison pill."

Issuing the Rights allows the Company to increase vastly the cost to a potential bidder of effecting any merger or tender offer unless the Board of Directors favors the bid. Potential bidders cannot take their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with the interests of shareholders. In effect, the Board has arrogated to itself the sole right to determine what price a potential buyer must pay to acquire the entire Company. We believe the Board should allow its shareholders to decide for themselves what represents a fair price for their holdings.

By redeeming the Rights or putting this significant matter to a vote of all shareholders, the Board will serve two important goals. First, it will encourage shareholder democracy by soliciting the views of its shareholder constituency about the advisability of anti-takeover devices. Second, it will allow shareholders to decide for themselves whether a Rights Plan improves or undermines shareholder value. Finally, the power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. Should this proposal prevail, the Board, in an effort to improve shareholder value, should itself redeem the Rights or put the decision whether to continue to use a poison pill to a shareholder vote of the Class A shareholders at a special meeting to be held as soon as practical.

WE URGE SHAREHOLDERS TO VOTE FOR THIS RESOLUTION.

Directors' Statement in Opposition

The Board of Directors unanimously recommends a vote AGAINST this proposal. The Board believes that the Company's Rights Plan is an important tool to enable your Board to protect the interests of the shareholders as a whole and to maximize shareholder value in the event of a proposed acquisition of control of the Company. The Rights Plan will not prevent takeover proposals. The Rights Plan is instead designed to give the Company more time to evaluate takeover proposals and consider alternatives to them, encourage potential acquirers to negotiate directly with the Board, and enhance the Board's ability to protect the Company and its shareholders from unfair and coercive takeover tactics, including the acquisition of effective control of the Company without paying a control premium. Similar plans have been adopted by over 2200 companies, including nearly 60% of the Standard & Poor's 500.

The Company believes the Board to be in the best position to negotiate on behalf of the shareholders as a whole, evaluate the adequacy of any potential offer, and seek a higher price if there is to be a sale of the Company. The Rights Plan strengthens the ability of the Board, six of whose nine members are outside directors, to fulfill its duties under Minnesota law. Without the protection of the Rights Plan, the Board would lose important bargaining power in negotiating a transaction with a potential acquirer or pursuing a potentially superior alternative.

Further, the Rights Plan deters coercive takeover tactics and self-dealing transactions, such as partial or two-tiered tender offers and "creeping" stock accumulation programs, that may not be in the best interests of the Company and its shareholders. The proponent of the proposal beneficially owns more than 10% of the outstanding Class A Common Stock of the Company and, if the Rights are redeemed, could acquire additional shares without paying a control premium. The Rights Plan is not intended to, and will not, interfere with negotiated transactions and, contrary to the proponent's supporting statement, does not currently permit shareholders to acquire stock at a fraction of its market value before the actual acquisition by a person or group of a 15% beneficial interest in the Company. If the Board determines that a proposal is fair and in the best interest of the Company and its shareholders, the Rights Plan allows the Board to approve the proposal and redeem the rights. However, to redeem the rights now in the absence of a proposal would leave the Company's shareholders unprotected in the event of an unsolicited, and potentially coercive and unfair, takeover offer or creeping stock acquisition. Given the current market price of the Company's common stock, redemption of the rights could provide an unfriendly acquirer an opportunity to gain control of the Company at a price that may not reflect its true value.

Finally, there is strong empirical evidence that the Rights Plan better positions the Board to negotiate the most attractive and fair price for all shareholders in the event there is a bid to acquire the Company. The most recent study, prepared by Georgeson and Company Inc. in 1997, estimates that during the period from 1992 to 1996 companies with rights plans received $13 billion in additional takeover premiums and shareholders of companies without rights plans gave up $14.5 billion. Many companies with rights plans have received unsolicited takeover proposals and have redeemed their rights after their board of directors concluded that the offer, as negotiated by such board of directors, adequately reflected the intrinsic value of the company and was fair and equitable to all shareholders.

The Board believes that the continued existence of the Rights Plan is in the best interest of the Company and its shareholders. The Board believes that a decision to redeem the rights should be made only in the context of a specific acquisition proposal.

The Board of Directors recommends a vote AGAINST this proposal. Your proxy will be so voted unless you specify otherwise.

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Rural Cellular Corporation (the "Company") request the Board of Directors redeem the Preferred Share Purchase Rights issued pursuant to the Class A Share Rights Agreement, adopted on April 30, 1999 (as amended), unless the holders of a majority of the outstanding shares of Class A Common Stock approve the issuance at a meeting of the shareholders held as soon as practical.*

SUPPORTING STATEMENT

On April 30, 1999, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Series A Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5000
Fax (914) 921-5060
www.gabelli.com


CASH FLOW
RESEARCH

GAMCO Investors, Inc.

December 8, 2003

Ms. Ann K. Newhall
Chief Operating Officer
and Secretary
Rural Cellular Corporation
3905 Dakota S.W.
Alexandria, MN 56308

Re: *Shareholder Proposal*

Dear Ms. Newhall:

I am enclosing on behalf of GAMCO Investors, Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Rural Cellular Corporation ("Rural Cellular") include the proposal in its proxy statement for the 2004 annual meeting. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the rights issued pursuant to the Class A Share Rights Agreement, dated April 30, 1999.

Currently, GAMCO beneficially owns 750,750 shares of Rural Cellular Class A stock. According to our information, this represents 6.53% of the outstanding Class A stock. Attached as Exhibit A are Amendments 11 and 16 to the Schedule 13D of Gabelli Asset Management Inc. These amendments will substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Class A stock since December 1, 2002. These and all other amendments to the Schedule 13D of Gabelli Asset Management Inc. are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the Class A Stock from December 1, 2002, to the present. It also certifies that GAMCO intends to continue beneficial ownership of such voting securities through the date on which Rural Cellular holds its 2004 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me.

Sincerely,



Andrew Davalla
Assistant Counsel

Enclosures

AFFIDAVIT OF JAMES E. MCKEE

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

James E. McKee, being duly sworn, deposes and says:

1. I am Vice President, General Counsel and Secretary of GAMCO Investors, Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Rural Cellular Corporation ("Rural Cellular") for Rural Cellular's 2004 annual meeting.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Rural Cellular throughout the period since prior to December 1, 2002, through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Rural Cellular's 2004 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to being up the matter specified in this notice.



James E. McKee

Sworn to before me this
2nd day of December 2003.


M. NAPPI
NOTARY PUBLIC, State of New York
No. 01NA5078512
Qualified in Westchester
Commission Expires May

Notary Public

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)

Rural Cellular Corporation
(Name of Issuer)

Class A Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)

781904107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,800 (Item 5)	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER 164,800 (Item 5)	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,800 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.43%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA		

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4044521		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York		
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 751,750 (Item 5)
		8	SHARED VOTING POWER NONE
		9	SOLE DISPOSITIVE POWER 754,250 (Item 5)
		10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,250 (Item 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.56%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO		

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Advisers, Inc. I.D. No. 13-4008049	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00 – Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 10,000 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 10,000 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 10,700 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 10,700 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,700 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mario J. Gabelli	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN	

Item 1. Security and Issuer

This Amendment No. 16 to Schedule 13D on the Class A Common Stock, par value $0.01 per share ("Securities"), of Rural Cellular Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on August 20, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli") and various entities which he directly or indirectly controls or for which he acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

Gabelli Partners makes investments for its own account and is the parent company of GBL. GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.

GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is an investment advisor of Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap Value Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites[sm] Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.

Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GBL, and the Chief Investment Officer for each of the Reporting Persons. Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of GAMCO. GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI.

The Reporting Persons do not admit that they constitute a group.

Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 140 Greenwich Avenue, Greenwich, CT 06830. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 939,750, representing 8.18% of the 11,491,048 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2003. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	164,800	1.43%
GAMCO	754,250	6.56%
MJG Associates	10,700	0.09%
Gabelli Advisers	10,000	0.09%
Mario Gabelli	0	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 2,500 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003

MARIO J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI ADVISERS, INC.

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
Executive Vice President

SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of Lynch Corporation.
Charles C. Baum	Chairman and Director of The Morgan Group, Inc.; Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Frederic V. Salerno	Chairman Lynch Interactive Corporation
Arnold M. Reichman	Business Consultant
Marc J. Gabelli	President
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Marc J. Gabelli	President
Henry Kiernan	Vice President, Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Asset Management Inc.
Directors:

Raymond C. Avansino, Jr.	Chairman E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501
Mario J. Gabelli	See above
Paul B. Guenther	Chairman New York Philharmonic 10 Lincoln Center Plaza New York, NY 10023
John C. Ferrara	Business Consultant
Dr. Eamon M. Kelly	Professor Payson Center for International Development Technology Transfer

Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA 70118

Karl Otto Pohl (1) — Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:

Mario J. Gabelli — Chairman, Chief Executive Officer and Chief Investment Officer

James E. McKee — Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:

Douglas R. Jamieson
Joseph R. Rindler, Jr.
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli — Chief Executive Officer and Chief Investment Officer

Joseph R. Rindler, Jr. — Chairman

Douglas R. Jamieson — Executive Vice President and Chief Operating Officer

James E. McKee — Vice President, General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli — Chief Investment Officer

Bruce N. Alpert — Executive Vice President and Chief Operating Officer

James E. McKee — Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert
John D. Gabelli
Joseph R. Rindler. Jr.

Officers:

Bruce N. Alpert — Chief Operating Officer

James E. McKee — Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Joseph R. Rindler, Jr.	See above

Officers:

James E. McKee	Secretary

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.

Officers:

James G. Webster, III	Chairman & Interim President
Bruce N. Alpert	Vice President - Mutual Funds
Walter K. Walsh	Compliance Officer
James E. McKee	Secretary

Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:

Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Marc J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
E. Val Cerutti	Business Consultant, Cerutti Consultants 227 McLain Street Mount Kisco, NY 10540
Avrum Gray	Gbar Limited Partnership 440 South LaSalle, Suite 2900 Chicago, IL 60605

Ralph R. Papitto	Chairman and Chief Executive Officer
Richard E. McGrail	President and Chief Operations Officer
Raymond H. Keller	Vice President and Chief Financial Officer
Anthony R. Pustorino	Professor Emeritus Pace University 1 Martine Avenue White Plains, NY 10606

Officers:

Ralph R. Papitto	See above
Mario J. Gabelli	Vice Chairman
Richard E. McGrail	See above
Raymond H. Keller	See above

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Paul J. Evanson	President Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Marc J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
John C. Ferrara	See above
David C. Mitchell	Business Consultant c/o Lynch Interactive Corporation 401 Theodore Fremd Ave. Rye, NY 10580
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167

Frederic V. Salerno	Chairman

Officers:

Mario J. Gabelli	Vice Chairman and Chief Executive Officer
Robert E. Dolan	Chief Financial Officer
John Fikre	Vice President – Corporate Development, General Counsel, and Secretary

(1) Citizen of Germany

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-RURAL CELLULAR CL A		
GAMCO INVESTORS, INC.		
11/10/03	2,000-	10.0000
10/30/03	3,000-	9.9100
10/27/03	2,000-	9.9000
10/22/03	2,000-	10.1500
10/14/03	3,000-	9.5143
10/07/03	1,500-	9.5000
10/03/03	5,000-	9.3800
10/02/03	800-	9.5500
10/01/03	1,000-	9.6550
9/30/03	5,000-	9.9000
9/24/03	2,900-	9.2069
9/22/03	1,000-	8.7500
GABELLI FUNDS, LLC.		
GABELLI SMALL CAP GROWTH FUND		
11/12/03	3,000-	10.1050
10/27/03	2,000-	9.8900
GABELLI GLOBAL GROWTH		
10/28/03	14,325-	9.7500
10/27/03	6,000-	9.8900
9/18/03	35,000-	7.4343

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ NATIONAL MARKET.

(2) PRICE EXCLUDES COMMISSION.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 11)

Rural Cellular Corporation
(Name of Issuer)

Class A Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)

781904107
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Funds, LLC I.D. No. 13-4044523	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 196,394 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 196,394 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,394 (ITEM 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.75%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GAMCO Investors, Inc. I.D. No. 13-4044521	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Funds of investment advisory clients	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER 1,092,308 (Item 5)
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 1,095,308 (Item 5)
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,095,308 (Item 5)	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MJG Associates, Inc. I.D. No. 06-1304269		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00-Client Funds		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut		
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,400 (Item 5)
		8	SHARED VOTING POWER NONE
		9	SOLE DISPOSITIVE POWER 10,400 (Item 5)
		10	SHARED DISPOSITIVE POWER NONE
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,400 (ITEM 5)		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO		

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Group Capital Partners, Inc. I.D. No. 13-3056041	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) NONE	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gabelli Asset Management Inc. I.D. No. 13-4007862	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	Source of funds (SEE INSTRUCTIONS) None	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO	

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Gabelli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of funds (SEE INSTRUCTIONS) None
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		
	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) None
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 781904107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **Mario J. Gabelli**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	Source of funds (SEE INSTRUCTIONS) None		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **None**	
	8	SHARED VOTING POWER NONE	
	9	SOLE DISPOSITIVE POWER NONE	
	10	SHARED DISPOSITIVE POWER NONE	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON NONE		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		X
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%		
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN		

Item 1. Security and Issuer

This Amendment No. 11 to Schedule 13D on the Class A Common Stock, par value $0.01 per share ("Securities"), of Rural Cellular Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on August 20, 2001. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background

This statement is being filed by Mario J. Gabelli ("Mario Gabelli"), Marc J. Gabelli ("Marc Gabelli") and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer. These entities, except for Lynch Corporation ("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as general partner of various private investment partnerships. Certain of these entities may also make investments for their own accounts.

The foregoing persons in the aggregate often own beneficially more than 5% of a class of a particular issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.

(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"), Gabelli Asset Management Inc. ("GAMI"), Gabelli Funds, LLC ("Gabelli Funds"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG Associates, Inc. ("MJG Associates"), Gemini Capital Management LLC ("Gemini"), Gabelli Foundation, Inc. ("Foundation"), Mario Gabelli, Marc Gabelli, Lynch, and Interactive. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".

Gabelli Partners makes investments for its own account and is the parent company of GAMI. GAMI, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, each of which is named below.

GAMCO, a wholly-owned subsidiary of GAMI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.

GSI, a majority-owned subsidiary of GAMI, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. GSI is the Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II, Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia Partners, L.P. GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli Securities International Limited ("GSIL"). GSIL provides investment advisory services to offshore funds and accounts. GSIL is the investment advisor of Gabelli International Gold Fund Limited and Gabelli European Partners, Ltd. GSIL and Gemini are the investment advisors of Gabelli Global Partners, Ltd.

Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.

Gabelli Funds, a wholly owned subsidiary of GAMI, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which presently provides discretionary managed account services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli Blue Chip Value Fund, The Gabelli Mathers Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund (collectively, the "Funds"), which are registered investment companies.

Gabelli Advisers, a subsidiary of GAMI, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mites^{sm} Fund.

The Plan, a qualified employee profit sharing plan, covers substantially all employees of GAMI and its affiliates.

MJG Associates provides advisory services to private investment partnerships and offshore funds. Mario Gabelli is the sole shareholder, director and employee of MJG Associates. MJG Associates is the Investment Manager of Gabelli International Limited, Gabelli International II Limited, Gabelli Performance Partnership, and Gabelli Fund, LDC.

Gemini is a limited liability company whose primary business purpose is to provide advisory services to offshore funds. Marc Gabelli is the President and Chief Investment Officer of Gemini.

The Foundation is a private foundation. Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.

Lynch is a public company traded on the American Stock Exchange engaged in manufacturing. Interactive is a public company listed on the American Stock Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities. Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.

Mario Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of Gabelli Partners and GAMI, and the Chief Investment Officer for each of the Reporting Persons other than Gemini. Gabelli Partners is the majority shareholder of GAMI. GAMI, in turn, is the sole stockholder of GAMCO. GAMI is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers. Gabelli & Company is a wholly-owned subsidiary of GSI. Marc Gabelli is the majority stockholder of Gemini.

The Reporting Persons do not admit that they constitute a group.

Gabelli Partners, GAMI, GAMCO, and Gabelli & Company are New York corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. MJG Associates is a Connecticut corporation having its principal business office at 8 Sound Shore Dr., Greenwich, CT 06830. Gemini is a Delaware limited liability company having its principal business office at One Corporate Center, Rye, New York 10580. The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501. Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903. Interactive is a Delaware corporation having its principal place of business at One Corporate Center, Rye, New York 10580.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

(f) - Reference is made to Schedule I hereto.

Item 5. Interest In Securities Of The Issuer

Item 5 to Schedule 13D is amended, in pertinent part, as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 1,302,102 shares, representing 11.63% of the 11,193,622 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2002. The Reporting Persons beneficially own those Securities as follows:

Name	Shares of Common Stock	% of Class of Common
Gabelli Funds	196,394	1.75%
GAMCO	1,095,308	9.78%
MJG Associates	10,400	0.09%
Mario Gabelli	0	0.00%
Marc Gabelli	0	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Marc Gabelli and Gemini. Marc Gabelli is deemed to have beneficial ownership of the Securities owned by Gemini. GSI is deemed to have beneficial ownership of the Securities beneficially owned by Gabelli & Company. GAMI and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli, Marc Gabelli, Gemini and the Foundation.

(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 3,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, Marc Gabelli, GAMI, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2002

MARIO J. GABELLI
MARC J. GABELLI
MJG ASSOCIATES, INC.

By:/s/ James E. McKee
James E. McKee
Attorney-in-Fact

GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC

By:/s/ James E. McKee
James E. McKee
Secretary

GAMCO INVESTORS, INC.

By:/s/ Douglas R. Jamieson
Douglas R. Jamieson
Executive Vice President

SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer of Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., and GAMCO Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC; Chairman and Chief Executive Officer of Lynch Interactive Corporation; Vice Chairman of Lynch Corporation.
Richard B. Black	Vice Chairman of the Board of Directors of Oak Technology, Inc.; Chairman of ECRM; Director of The Morgan Group, Inc.; General Partner of KBA Partners Parker Plaza 400 Kelby Street Fort Lee, NJ 07029
Charles C. Baum	Chairman, Director and Chief Executive Officer of The Morgan Group, Inc.; Secretary & Treasurer United Holdings Co., Inc. 2545 Wilkens Avenue Baltimore, MD 21223
Eamon M. Kelly	Professor Payson Center for International Development Technology Transfer Tulane University 300 Gibson Hall 6823 St. Charles Avenue New Orleans, LA 70118
Arnold M. Reichman	Business Consultant
Marc J. Gabelli	Managing Director
Matthew R. Gabelli	Vice President – Trading Gabelli & Company, Inc. One Corporate Center Rye, New York 10580

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Vincent J. Capurso	Executive Vice President and Chief Financial Officer
Robert S. Zuccaro	Vice President
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Asset Management Inc.
Directors:

Raymond C. Avansino, Jr.	Chairman E.L. Wiegand Foundation 165 West Liberty Street Reno, NV 89501

Mario J. Gabelli	See Above
Paul B. Guenther	Chairman New York Philharmonic 10 Lincoln Center Plaza New York, NY 10023
John C. Ferrara	President SPACE.com 120 West 45th Street New York, NY 10036
Dr. Eamon M. Kelly	See Above
Karl Otto Pohl (1)	Sal. Oppenheim jr. & Cie. Bockenheimer Landstrasse 20 D-6000 FRANKFURT AM MAIN Germany

Officers:

Mario J. Gabelli	Chairman, Chief Executive Officer and Chief Investment Officer
Robert S. Zuccaro	Vice President and Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:

Douglas R. Jamieson
Joseph R. Rindler, Jr.
Regina M. Pitaro
F. William Scholz, II
William S. Selby

Officers:

Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Joseph R. Rindler, Jr.	Chairman
Douglas R. Jamieson	Executive Vice President and Chief Operating Officer
Robert S. Zuccaro	Vice President and Chief Financial Officer
James E. McKee	Vice President, General Counsel and Secretary

Gabelli Funds, LLC
Officers:

Mario J. Gabelli	Chief Investment Officer
Bruce N. Alpert	Executive Vice President and Chief Operating Officer

Gus Coutsouros	Vice President and Chief Financial Officer
James E. McKee	Secretary

Gabelli Advisers, Inc.
Directors:

Bruce N. Alpert
John D. Gabelli
Joseph R. Rindler. Jr.

Officers:

Bruce N. Alpert	Chief Operating Officer
Gus Coutsouros	Chief Financial Officer
James E. McKee	Secretary

Gabelli Securities, Inc.

Directors:

Robert W. Blake	President of W. R. Blake & Sons, Inc. 196-20 Northern Boulevard Flushing, NY 11358
Douglas G. DeVivo	General Partner of ALCE Partners, L.P. One First Street, Suite 16 Los Altos, CA 94022
Joseph R. Rindler, Jr.	See above

Officers:

Robert S. Zuccaro	Vice President-Finance
James E. McKee	Secretary

Gabelli & Company, Inc.
Directors:

James G. Webster, III	Chairman & Interim President
Irene Smolicz	Senior Trader Gabelli & Company, Inc.
Robert S. Zuccaro	See above

Officers:

James G. Webster, III	Chairman & Interim President

Bruce N. Alpert	Vice President - Mutual Funds
Walter K. Walsh	Compliance Officer
James E. McKee	Secretary

Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:

Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
E. Val Cerutti	Business Consultant, Cerutti Consultants 227 McLain Street Mount Kisco, NY 10540
Avrum Gray	Gbar Limited Partnership 440 South LaSalle, Suite 2900 Chicago, IL 60605
Ralph R. Papitto	Chairman and Chief Executive Officer
Richard E. McGrail	President and Chief Operations Officer
Raymond H. Keller	Vice President and Chief Financial Officer
Anthony R. Pustorino	Professor Emeritus Pace University 1 Martine Avenue White Plains, NY 10606

Officers:

Ralph R. Papitto	See above
Mario J. Gabelli	Vice Chairman
Richard E. McGrail	See above
Raymond H. Keller	See above

Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580

Directors:

Paul J. Evanson	President Florida Light & Power Co. P.O. Box 14000 700 Universe Blvd. Juno Beach, FL 33408
Mario J. Gabelli	See above - Gabelli Group Capital Partners, Inc.
Salvatore Muoio	Principal S. Muoio & Co., LLC Suite 406 509 Madison Ave. New York, NY 10022
John C. Ferrara	See above
David C. Mitchell	Business Consultant c/o Lynch Interactive Corporation 401 Theodore Fremd Ave. Rye, NY 10580
Vincent S. Tese	Lawyer, Investment Adviser and Cable Television Executive c/o Bear Stearns & Company, Inc. 245 Park Avenue, 19th Floor New York, NY 10167
Frederic V. Salerno	Vice Chairman Verizon Communications, Inc. 1095 Avenue of the Americas New York, New York 10036

Officers:

Mario J. Gabelli	Chairman and Chief Executive Officer
Robert E. Dolan	Chief Financial Officer
John Fikre	Vice President – Corporate Development, General Counsel, and Secretary

(1) Citizen of Germany
(2) Citizen of the Cayman Islands
(3) Citizen of Bermuda
(4) Citizen of Bermuda and Canada
(5) Citizen of the UK
(6) Citizen of Switzerland
(7) Citizen of Italy

SCHEDULE II

INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

DATE	SHARES PURCHASED SOLD(-)	AVERAGE PRICE(2)
COMMON STOCK-RURAL CELLULAR CL A		
GABELLI INTERNATIONAL LTD		
10/16/02	5,000-	.7114
9/12/02	6,000	1.8000
GEMINI CAPITAL MANAGEMENT LTD		
10/04/02	34,723-	*DO
10/01/02	43,800-	.8176
9/30/02	41,200-	.9765
GAMCO INVESTORS, INC.		
10/24/02	30,000-	.7400
10/24/02	15,000-	.7367
10/24/02	5,000	.7396
10/23/02	15,000-	.6289
10/23/02	2,000-	.6270
10/22/02	15,000-	.6601
10/22/02	20,000-	.6400
10/22/02	20,000	.7100
10/21/02	2,000-	.7900
10/16/02	20,000-	.6843
10/15/02	22,000-	.7977
10/15/02	5,000	.7800
10/15/02	5,000	1.0000
10/15/02	1,500	.9900
10/14/02	6,000	.7825
10/14/02	18,000-	.7500
10/11/02	3,000-	.7200
10/11/02	20,000-	.7000
10/11/02	500-	.7500
10/11/02	1,500	.7153
10/10/02	2,500-	.7800
10/10/02	4,000	.8000
10/09/02	5,400-	.7958
10/09/02	3,000	.7980
10/08/02	6,000	.7867
10/08/02	3,000-	.8000
10/08/02	10,000	.8300
10/08/02	1,000-	*DO
10/07/02	31,000	.8374
10/07/02	5,000	.8610
10/07/02	4,000	.8900
10/07/02	10,000-	.8400
10/04/02	3,600-	.7500
10/01/02	7,500	.8733
10/01/02	15,000	.8420
10/01/02	10,000	.8420
9/30/02	2,500-	.9084

9/27/02	1,650-	*DO
9/27/02	18,500	.9870
9/26/02	2,000	.9855
9/26/02	3,000-	.9855
9/26/02	10,000	.9981
9/26/02	3,000	.9855
9/26/02	7,000	1.0286
9/25/02	5,800-	.9559
9/23/02	3,000	1.2033
9/20/02	300-	1.6900
9/16/02	500-	1.8700
9/16/02	3,000-	1.8800
9/13/02	1,000-	1.9000
9/13/02	3,000-	1.8193
9/13/02	9,000	1.8683
9/12/02	9,500-	1.7667
9/12/02	4,900	1.8235
9/11/02	2,100	1.8400
9/11/02	2,000	1.8300
9/10/02	5,000-	1.7808
9/10/02	1,800	1.9356
9/09/02	2,000	1.8500
9/09/02	300-	1.9000
9/09/02	500-	1.8520
9/09/02	12,800-	1.8800
9/09/02	3,200	1.8856
9/04/02	10,000	1.8319
GABELLI FUNDS, LLC.		
GABELLI GLOBAL TELECOMM FUND		
10/11/02	15,000	.7200
GABELLI SMALL CAP GROWTH FUND		
10/15/02	1,000	.8000
GABELLI CAPITAL ASSET FUND		
10/14/02	7,000	.7700

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NASDAQ NATIONAL MARKET.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rural Cellular Corporation
Incoming letter dated December 19, 2003

The proposal relates to a rights plan.

There appears to be some basis for your view that Rural Cellular may exclude the proposal under rule 14a-8(h)(3). We note your representation that Rural Cellular included the proponent's proposal in its proxy statement for its 2003 annual meeting, but that neither the proponent nor a representative of the proponent appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Rural Cellular omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,



Grace K. Lee
Special Counsel